SCHEDULE 14A
                                 (RULE 14A-101)

                   INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

                  PROXY STATEMENT PURSUANT TO SECTION 14(A)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


Filed by the Registrant |_|
Filed by a Party other than the Registrant |X|

Check the appropriate box:

|_|   Preliminary Proxy Statement        |_| Confidential, for Use of the
                                             Commission Only (as permitted by
                                             Rule 14a-6(e)(2))

|X|   Supplement to Definitive Proxy Statement
|_|   Definitive Additional Materials
|_|   Soliciting Material Pursuant to Rule 14a-12

                            POST PROPERTIES, INC.
               (Name Of Registrant As Specified In Its Charter)

                                JOHN A. WILLIAMS
                                  ROY E. BARNES
                             FRANCIS L. BRYANT, JR.
                                 PAUL J. DOLINOY
                                THOMAS J.A. LAVIN
                                GEORGE R. PUSKAR
                                EDWARD LOWENTHAL
                                 CRAIG G. VOUGHT
                             WILLIAM A. PARKER, JR.
                                    J.C. SHAW
   (Name Of Person(s) Filing Proxy Statement, If Other Than The Registrant)


Payment of Filing Fee (Check the appropriate box):
|X| No fee required.
|_| Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

   (1) Title of each class of securities to which transaction applies:
   (2) Aggregate number of securities to which transaction applies:
   (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
   (4) Proposed maximum aggregate value of transaction:
   (5) Total fee paid:

|_| Fee paid previously with preliminary materials.
|_| Check box if any part of the fee is offset as provided by Exchange Act Rule
    0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   (1) Amount Previously Paid:
   (2) Form, Schedule or Registration Statement No.:
   (3) Filing Party:
   (4) Date Filed:

                                  SUPPLEMENT TO
                                 PROXY STATEMENT
                                       OF
                                JOHN A. WILLIAMS


                              --------------------

                       2003 ANNUAL MEETING OF SHAREHOLDERS
                                       OF
                              POST PROPERTIES, INC.


                              --------------------

                                  INTRODUCTION

      The following information supplements and amends, and should be read in conjunction with, the Proxy Statement, dated April 25, 2003, and the Supplement thereto, dated May 5, 2003, of John A. Williams furnished to holders of shares of common stock, par value $.01 per share, of Post Properties, Inc. by John A. Williams, Chairman Emeritus and a director of Post Properties. Mr. Williams is soliciting proxies from Post Properties shareholders to be voted at the 2003 Annual Meeting of Post Properties shareholders and at any adjournments, postponements or reschedulings thereof. The Board has set March 25, 2003 as the record date for the Annual Meeting, and Post Properties has announced that its 2003 Annual Meeting is scheduled to be held on Thursday, May 22, 2003, at One Riverside, 4401 Northside Parkway, Suite 800, Atlanta, Georgia 30327-3057, beginning at 9:00 a.m. (local time).

      Mr. Williams is soliciting proxies to vote in favor of the election of George R. Puskar, Roy E. Barnes, Francis L. Bryant, Jr., Paul J. Dolinoy and Thomas J.A. Lavin, each of whom Mr. Williams will nominate for election. Mr. Williams and his representatives will not vote any proxies they are granted in favor of any Post Properties' nominees. As a result, if you grant Mr. Williams and his representatives proxy authority, your shares will not be voted with respect to one of the directors to be elected.

      Currently, the Board is composed of eleven directors. However, one existing director has submitted his resignation from the Board effective following the Annual Meeting. If all of Mr. Williams' nominees are elected, following the Annual Meeting, five of the ten directors will be Mr. Williams' nominees. Mr. Williams and his nominees would therefore together constitute a majority of the Board. In addition, Mr. Williams and his nominees have agreed that, if the nominees are elected, Edward Lowenthal will be appointed to the Board to fill an existing vacancy, the size of the Board will be increased to twelve directors and Craig G. Vought will be appointed to fill the vacancy created by such increase in the size of the Board.

         THIS SOLICITATION IS BEING MADE BY JOHN A. WILLIAMS AND NOT ON
                    BEHALF OF POST PROPERTIES' BOARD.            ------
                    --------------------------------

   YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON, PLEASE COMPLETE, SIGN, DATE AND RETURN THE GOLD PROXY CARD.
                                                               ---------------

               QUESTIONS CONCERNING THIS PROXY STATEMENT OR THE
             ACCOMPANYING GOLD PROXY CARD SHOULD BE DIRECTED TO:
                          ---------------


                            ----------------------
                            MacKenzie Partners, Inc.
                               105 Madison Avenue
                               New York, NY 10016
                                 (800) 322-2885
                            ----------------------

                               RECENT DEVELOPMENTS

      The following letter from William A. Parker, Jr. and J.C. (Bud) Shaw was posted on the Internet website maintained by Mr. Williams, WWW.POSTSHAREHOLDERS.COM, on May 7, 2003:

      May 7, 2003

      Dear Post Properties Shareholders:

      Just over thirty years ago, we met John Williams, who told us about his plans to build a company called Post Properties. John had done his homework and his dedication to excellence was clear. The Post Properties name was soon synonymous with quality and its reputation for high standards became well known in the industry.

      We chose to become two of the original investors of Post Properties because we believed in John Williams' vision. We still do today.

      Since its founding, we have watched Post grow and have seen it succeed. Along with other shareholders, we have participated in its success and benefited from John's leadership.

      We recognize the real estate market is going through tough times, but we've seen the shape Post is in relative to its competitors. We are disappointed with Post's poor performance. Now more than ever, Post needs strong and experienced leadership. Sadly, we don't believe the current Board and management are up to the task.

      In the mid-1970's, the early 1980's and again in the early 1990's, the Company was subjected to difficult economic times. In each case, John Williams' leadership brought the Company through those times successfully.

      Since we met him, we have gotten to know John on a very personal basis as well as a professional one. We can honestly say that he is a person of the highest moral character, totally trustworthy and dependable, and has always delivered on what he has committed.

      As original Directors and now as the only two Directors Emeritus of the Company, we are committed to preserving its reputation as one of the top apartment companies in the nation. We owe that to our associates and our customers, and most of all to you, the Company's owners.

      We believe, through their respective national reputations, the nominees for the Board of Directors proposed by John, and Ed Lowenthal, the well-qualified CEO candidate they have nominated, are tremendous businessmen with considerable real estate experience. They are committed to quality and determined to help build value for all Post shareholders.

      We strongly support John and his efforts to bring about changes at Post to improve its performance and protect its future and have granted him our proxies to vote in favor of his slate of independent nominees at the Annual Meeting of Shareholders on May 22nd 2003.

      Remember, the future of Post Properties is in your hands and your vote is important. We urge you to vote your GOLD proxy card in support of these outstanding people.

      Sincerely yours,

      /s/ J.C. Shaw

      /S/ William A. Parker


      William A. Parker and J.C (Bud) Shaw

                ADDITIONAL INFORMATION CONCERNING PARTICIPANTS

      Under applicable SEC regulations, as a result of sending the above letter to Post Properties shareholders, each of Messrs. Parker and Shaw may be deemed a "participant" for purposes of Mr. Williams's solicitation of proxies.

BACKGROUND OF MESSRS. PARKER AND SHAW

      Mr. Parker, 75, was President of Beck & Gregg Industries and its predecessor company from 1963-77 and is currently chairman of Comanche Investment Co. Mr. Parker was a Director of Post Properties from 1993-98 and is currently a Director Emeritus of Post Properties. He has been a Director of a number of public companies, including Genuine Parts Co. (1969-98), The Southern Company (1973-98), Georgia Power Company (1965-77), ING America Life Insurance Co./Life Insurance Company of Georgia (1965-96), Haverty Furniture Companies (1987-98) and First Union Real Estate Investment Trust (1969-94). Mr. Parker's business address is Comanche Investment Co., L.L.C., 4401 Northside Parkway, N.W., Suite 290, Atlanta, Georgia 30327.

      Mr. Shaw, 73, was co-Founder and Chairman of Shaw Industries, the largest carpet manufacturer in the world, until 1995; the company went public in 1971. In January 2001, Shaw Industries was sold to Berkshire Hathaway Inc. Mr. Shaw was a Director of Post Properties from 1993-2000 and is currently a Director Emeritus of Post Properties. Mr. Shaw was a Trustee of Georgia Institute of Technology and now serves as Trustee Emeritus. He was past Chairman of the University's National Advisory Board and recipient of the Total Person Award. Mr. Shaw's address is 721 West Avenue, Cartersville, Georgia 30120.

PARTICIPANT OWNERSHIP OF AND TRANSACTIONS IN POST PROPERTIES SECURITIES

      Messrs. Shaw and Parker beneficially own, directly or indirectly, the following shares of Post Properties common stock, and partnership units of Post Apartment Homes, L.P., as of March 25, 2003:


        Name of             Number of     Total Number of             Percent of
    Beneficial Owner       Shares Owned   Units Owned (1)    Total     Class(2)
   ----------------        ------------   --------------    -------   ---------
  William A. Parker, Jr.     133,891        47,355          181,245      0.5%

     J.C. Shaw               178,939          --            178,939      0.5%

(1) Includes the number of shares of Post Properties common stock into which partnership units of Post Apartment, L.P., beneficially owned by the person are redeemable (if Post Properties elects to deliver shares of common stock rather than pay cash upon such redemption). Such partnership units are redeemable for Post Properties common stock or cash, at the election of Post Properties.

(2) Based on an aggregate of 37,325,182 shares of Post Properties common stock outstanding as of March 25, 2003. Assumes that all units beneficially owned by the person are redeemed for shares of Post Properties common stock. The total number of shares outstanding used in calculating this percentage assumes that none of the units beneficially owned by other persons are redeemed for shares of Post Properties common stock.


      Other than as disclosed in this Supplement, neither of Messrs. Parker or
Shaw: (1) owns beneficially, directly or indirectly, or of record but not beneficially, any securities of Post Properties; (2) owns beneficially, directly or indirectly, or of record but not beneficially, any securities of any subsidiary of Post Properties; or (3) is, or was since January 1, 2002, a party to any contract, arrangement or understanding with any person with respect to any securities of Post Properties, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. Messrs. Parker and Shaw disclaim beneficial ownership of any securities of Post Properties owned by Mr. Williams, and this Supplement shall not be deemed an admission that any participant is the beneficial owner of such securities for any purpose.

      Neither of Messrs. Parker or Shaw has purchased or sold Post Properties common stock within the previous two years.

TRANSACTIONS WITH POST PROPERTIES

      Other than as described in this Supplement, to the knowledge of Mr. Williams, neither of Messrs. Parker or Shaw or any of his or her respective associates has entered into any agreement or understanding with any person respecting any (1) future employment by Post Properties or its affiliates or (2) future transactions to which Post Properties or any of its affiliates will or may be a party.

                                    IMPORTANT

1. Your proxy is important no matter how many shares of Post Properties common stock you own. Be sure to vote on the GOLD proxy card. Mr. Williams urges you NOT to sign any WHITE proxy card or other proxy card which is sent to you by Post Properties.

2. If you have already submitted a proxy card to Post Properties for the 2003 Annual Meeting, you may change your vote to a vote "FOR" the election of Mr. Williams' five nominees, and "FOR" the approval of the 2003 Incentive Stock Plan by completing, signing, dating and returning Mr. Williams' GOLD proxy card, which must be dated after any proxy card you may previously have submitted to Post Properties. Only your last dated proxy card for the Annual Meeting will count at the Annual Meeting. If you complete, sign, date and return Mr. Williams' GOLD proxy card, your shares will only be voted for the election of five directors and will not be voted with respect to the election of the sixth director.

3. If any of your shares are held in the name of a bank, broker or other nominee, please contact the person responsible for your account and direct him or her to vote on the GOLD proxy card "FOR" the election of Mr. Williams' nominees, and "FOR" the approval of the 2003 Incentive Stock Plan.

4. If you hold your shares in more than one type of account or your shares are registered differently, you may receive more than one GOLD proxy card. We encourage you to vote each GOLD proxy card that you receive.

5. If you have any questions or need assistance in voting your shares, please contact our proxy solicitors, McKenzie Partners, Inc., at the number set forth below:


                            MACKENZIE PARTNERS, INC.
                               105 MADISON AVENUE
                               NEW YORK, NY 10016

                                 (800) 322-2885